Galaxy Next Generation, Inc.

285 Big A Road

Toccoa, Georgia  30557

July 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Nicholas Lamparski

Re:  Galaxy Next Generation, Inc.

        Registrant Statement on Form S-1

        File No. 333-239827

Ladies and Gentlemen:

Galaxy Next Generation, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-239827), be accelerated by the U.S. Securities and Exchange Commission to Friday, July 24, 2020 at 5:00 pm, Eastern Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes its legal counsel, Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP, to modify or withdraw (orally or in writing) this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Galaxy Next Generation, Inc.

By:	/s/ Magen McGahee
Name: Magen McGahee
Title: Chief Financial Officer

cc: Leslie Marlow, Gracin & Marlow, LLP

     Patrick Egan, Gracin & Marlow, LLP